UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, October 2026

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2026		PRECISION DRILLING CORPORATION

	By:	/s/Dustin D Honing
	Name:	Dustin D. Honing
	Title:	Chief Financial Officer

Exhibit	DESCRIPTION

31.1	Certification of Chief Executive Officer, Carey Ford, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

31.2	Certification of Chief Financial Officer, Dustin Honing, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.1	Management’s Discussion and Analysis for the period ended September 30, 2026.

99.2	Consolidated Financial Statements for the period ended September 30, 2026.